EXHIBIT 12

HASBRO, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
Quarter Ended April 1, 2007

(Thousands of Dollars)

Earnings available for fixed charges:
Net earnings	32,890
Add:
Fixed charges	9,067
Income taxes	16,710
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Total	58,667
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Fixed charges:
Interest expense	6,184
Rental expense representative
of interest factor	2,883
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Total	9,067
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Ratio of earnings to fixed charges	6.470
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